ALBERTA COMPLIANCE SERVICES INC.

NC

03032828

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 14 2003 WASH. D.C. 187 SECTION

September 30, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Cancelled Notice of Meeting and Record Date
2. Notice of Meeting and Record Date

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

dlw 10/27

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4832

# ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@albertacompliance.com

**CANCELLATION NOTICE**

September 11, 2003

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Pacific Lottery Corporation

On behalf of our above captioned client, we wish to **cancel** the following dates regarding their upcoming meeting:

| | |
|---|---|
| MEETING TYPE | Annual and Special |
| DATE OF MEETING | ~~October 17, 2003~~ cancelled |
| MEETING LOCATION | Calgary, AB |
| CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE | Common |
| CLASS OF SECURITIES ENTITLED TO VOTE | Common |
| CUSIP NO | 694526-104 |
| RECORD DATE FOR NOTICE | ~~September 12, 2003~~ cancelled |
| RECORD DATE FOR VOTING | ~~September 12, 2003~~ cancelled |
| BENEFICIAL OWNERSHIP DETERMINATION DATE | ~~September 12, 2003~~ cancelled |
| MATERIAL MAIL DATE | ~~September 22, 2003~~cancelled |
| BUSINESS | Non-Routine |

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Pacific Lottery Corporation
Computershare Trust Company of Canada (for your information only)

82-4852

# ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@albertacompliance.com

September 11, 2003

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Pacific Lottery Corporation

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

| | |
|---|---|
| MEETING TYPE | Annual and Special |
| DATE OF MEETING | November 10, 2003 |
| MEETING LOCATION | Calgary, AB |
| CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE | Common |
| CLASS OF SECURITIES ENTITLED TO VOTE | Common |
| CUSIP NO | 694526-104 |
| RECORD DATE FOR NOTICE | October 6, 2003 |
| RECORD DATE FOR VOTING | October 6, 2003 |
| BENEFICIAL OWNERSHIP DETERMINATION DATE | October 6, 2003 |
| MATERIAL MAIL DATE | October 14, 2003 |
| BUSINESS | Non-Routine |

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Pacific Lottery Corporation
Computershare Trust Company of Canada (for your information only)